
RECD S.E.C.
MAR 1 0 2005
1086

March 8, 2005
Our Ref. No. 200264850
The Goldman Sachs
Group Inc.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated March 2, 2005 requests our concurrence that The Goldman Sachs Group, Inc. ("Goldman Sachs") deferred compensation plan (the "Plan") described in your letter is not required to register as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Your letter also requests our assurance that we would not recommend enforcement action to the Commission under Section 7(a) of the 1940 Act against funds that are excepted from the definition of "investment company" by Section 3(c)(1) of the 1940 Act (a "3(c)(1) fund") and Section 3(c)(7) of the 1940 Act (a "3(c)(7) fund"), which the Committee (as defined below) designates as performance benchmarks, if the 3(c)(1) and 3(c)(7) funds do not treat the Plan participants as the beneficial owners and owners of their securities for purposes of Sections 3(c)(1) and 3(c)(7) of the 1940 Act, respectively.



FACTS


05048835

You state in your letter that Goldman Sachs is a global ... ities firm that provides a wide range of services worldwide to a substantial and diversified customer base. You state that Goldman Sachs has established the Plan for certain of its employees and for certain of its subsidiaries' employees. Subsidiaries whose employees will be eligible to participate in the Plan are referred to herein as "Participating Employers" and the Participating Employers and Goldman Sachs will be collectively referred to herein as the "Group." You state that the Plan is intended to qualify, in whole or in part, as a "top hat" plan exempt from most provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in whole or in part as a deferred bonus arrangement exempt from ERISA and in whole or in part as a plan maintained outside of the United States primarily for the benefit of non-resident aliens exempt from ERISA.

You state that under the Plan, eligible employees of the Group are given the opportunity to defer up to a specified percentage of their annual bonuses or commissions. You state that the amounts deferred will become a part of the general assets of the Group, although, for record keeping purposes, a notational deferred compensation account will be established for each participant to reflect the amount owed to the participant under the Plan ("deferred compensation amount"). Each participant's notational account will be credited with all contributions made by the participant to the Plan, and adjusted for investment results (as described below and in your letter), and debited for distributions made from the notational account to the participant. You state that, in general, a participant's deferred compensation amount will be paid to the participant only upon termination of his or her employment with the Group or at a fixed date in the future elected by the participant.

You state that a committee, that currently is comprised of four senior employees of Goldman Sachs, administers the Plan (the "Committee"). You state further that the Committee designates various performance benchmarks under the Plan against which Goldman measures its obligations to pay each employee his or her deferred compensation amount. You state that each Plan participant will have the right initially to designate, from the various options available under the Plan, the performance benchmark that relates to his or her deferred compensation amount, and to change the performance benchmark on a periodic basis, which may be as frequently as daily.[1]

You state that the performance benchmarks may be recognized investment indices (such as the S&P 500) and funds that are registered under the 1940 Act. You state that the Committee would like to include as performance benchmarks 3(c)(1) funds and 3(c)(7) funds.[2] Although the Plan is exempt from most provisions of ERISA, you represent that Goldman Sachs will act, or cause the Committee to act, in accordance with the "prudent man" standard set forth in Section 404(a)(1)(B) of ERISA in connection with the selection and retention of performance benchmarks to be made available under the Plan upon inclusion of any 3(c)(1) or 3(c)(7) fund as a performance benchmark.[3] You state that the Committee may change the performance benchmarks at any time. Under the Plan, participants will have no right to require the Committee to make any specific performance benchmark available under the Plan or to require the Committee to continue to include any particular performance benchmark.

You state that Goldman Sachs may, in its sole discretion, elect to hedge its obligations and the obligations of the Participating Employers to the participants under the Plan, for example, by investing in the underlying performance benchmarks, by entering into notional principal contracts related to the underlying benchmarks, or by investing in corporate-owned life insurance. You state that Goldman Sachs, however, is not required to hedge its exposure and, if it chooses to hedge its exposure by investing in the underlying performance benchmarks, or any other investment opportunities, any investment made by Goldman Sachs will be assets of Goldman Sachs and will not belong to any particular participant.

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[1] You state that participants will include persons who do not meet the definition of "qualified purchaser" that is set forth in section 2(a)(51)of the 1940 Act. <u>See</u> note 13, <u>infra</u> (definition of "qualified purchaser"). You also state that interests in the Plan will not be transferable or assignable by the Participants, except that interests may be transferred to a participant's beneficiaries upon the death of the participant.

[2] You state that some of the 3(c)(1) and 3(c)(7) funds may be operated by subsidiaries of Goldman Sachs. In addition, you represent that the Committee will not condition including any 3(c)(1) or 3(c)(7) fund as a performance benchmark under the Plan on the agreement, by or on behalf of a fund, to select or retain Goldman Sachs or any of its affiliates as a prime broker. You also represent that none of Goldman Sachs, the Participating Employers, the Plan or the rabbi trust was, or would be, as applicable, formed for the purpose of investing in a particular 3(c)(1) or 3(c)(7) fund.

[3] You state that the prudent man standard set forth in Section 404(a)(1)(B) of ERISA governs the selection of the investment options by the investment committees of self-directed defined contribution plans that many employers establish under Section 401 of the Internal Revenue Code.

You also state that Goldman Sachs may, in its sole discretion, elect to establish a "rabbi trust" to hold any investments made as a hedge and from which benefits under the Plan may be paid.[4] You state that the sole purpose of using a rabbi trust is to provide Plan participants with some comfort that an employer cannot, on a whim, merely refuse to meet its contractual obligation to pay the deferred compensation amounts. You state that the participants at all times would remain unsecured general creditors of Goldman Sachs and the Participating Employers with respect to the assets held in the trust. You state that those assets would remain subject to the claims of Goldman Sachs and the Participating Employers upon their bankruptcy or insolvency because they are the assets of Goldman Sachs or the Participating Employer.[5]

You state that, regardless of the establishment of a rabbi trust or any investments made by Goldman Sachs to hedge against its obligations under the Plan, each participant will remain a general unsecured creditor of Goldman Sachs and the Participating Employer. You state further that Goldman Sachs remains obligated to pay all benefits under the Plan, whether or not a rabbi trust is established, whether or not funds are contributed to the trust, and whether or not the trust invests in any performance benchmark.

ANALYSIS

The Issuer of the Plan Interests

You contend that Goldman Sachs, and not the Plan or the rabbi trust, should be considered to be the issuer of the interests in the Plan ("Plan Interests").[6] You state that if the Plan or the rabbi trust is considered to be the issuer of the Plan interests, each of the Plan or rabbi trust would likely be an investment company because investment securities would constitute more than 40% of its total assets.[7]

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[4] You state that "rabbi trust" is a term that is applied to a modified grantor trust described in the published positions of the Internal Revenue Service and the Department of Labor. See Rev. Proc. 92-64 (1992-2C.B. 422, 1922-33 I.R.B. 11).

[5] You state that the assets in a rabbi trust cannot be utilized by Goldman Sachs or the Participating Employers for general corporate purposes, although the assets would be subject to claims against Goldman Sachs and the Participating Employers in bankruptcy or insolvency.

[6] In accordance with your letter, we assume that the interests in the Plan are securities as defined in section 2(a)(36) of the 1940 Act.

[7] Section 3(a)(1)(C) of the 1940 Act defines an "investment company," in part, as "any issuer" that:

> is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We believe that it is appropriate to identify the issuer of the Plan interests based upon whether: (i) the Group causes interests to be issued in a pool of assets that is legally segregated from the Group's other assets; (ii) the assets in the pool are held primarily for the benefit of the interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the Group.[8] Each of those elements generally must be present in order to conclude that the Group has established a separate issuer.

You contend that the Plan, without the establishment of the rabbi trust, would not establish a pool of assets that is legally segregated from the Group's own assets. You assert that, consequently, none of the elements above is met because each element depends upon the existence of a legally segregated pool of assets. In particular, you state that the Plan would have no assets and would not be a distinct entity from the Group. You note that the amounts deferred under the Plan would enjoy no special protection and would be no more secure from the claims of the Group's general creditors than any other assets of the Group would be. You contend that participants would rely on the unsecured promise of the Group, rather than on any assets segregated under the Plan, for enforcement of any claim that might arise in connection with the operation of the Plan. Based upon the facts and representations set forth in your letter, we agree that the Plan would not be the issuer of the Plan interests for purposes of section 2(a)(22) of the 1940 Act and, therefore, would not be required to register as an investment company under the 1940 Act.[9]

You contend also that any assets in the rabbi trust (which might be deemed to be a pool of assets) would not be legally segregated from the Group's own assets. In particular, you state that any assets in the rabbi trust would remain subject to the claims of the creditors of Goldman Sachs and the Participating Employers. You contend that the performance benchmark and not the value of the assets in the rabbi trust would be the measure of a participant's benefits under

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Section 2(a)(22) of the 1940 Act defines an "issuer" as every person who issues or proposes to issue any security, or has outstanding any security which it has issued. Section 2(a)(28) of the 1940 Act defines "person" to mean a natural person or a company. Section 2(a)(8) of the 1940 Act, in turn, defines "company" to mean "a corporation, a partnership, an association. . . . a trust, a fund, or any organized group of persons whether incorporated or not...."

[8] See, e.g., Comdisco, Inc. (pub. avail. Oct. 25, 2000) (setting forth elements for assessing the existence of a separate issuer within an operating company based upon elements articulated in Prudential Insurance Company of America v. SEC, 326 F.2d 383, 387 (3d Cir.), cert. denied, 377 U.S. 953 (1964)).

[9] Cf. First Boston Risk Capital Units Plan (pub. avail. Feb. 16, 1988) (the staff agreed not to recommend enforcement action if the company implemented an employee compensation plan without registration as an investment company under the 1940 Act); Wells Fargo & Co. Supplemental Benefits Plan (pub. avail. May 5, 1986) (the staff agreed not to recommend enforcement action if the company implemented a supplemental benefits plan without registration as an investment company under the 1940 Act).

the Plan. You note that that Goldman Sachs is not required to establish a rabbi trust, is not required to make any contributions to the rabbi trust, and is not required to make any particular investment through the rabbi trust. You note further that the benefits to a participant would be unaffected by what Goldman Sachs elects to do, and that Goldman Sachs would establish the rabbi trust merely to provide participants with some comfort that Goldman Sachs and the Participating Employer cannot, on a whim, merely refuse to meet its contractual obligation to pay the deferred compensation amounts. Finally, you state that Goldman Sachs would remain fully obligated to pay any benefits that would not be satisfied by payments from the rabbi trust. Based upon the facts and representations set forth in your letter, we agree that rabbi trust would not be the issuer of the Plan interests for purposes of section 2(a)(22) of the 1940 Act and, therefore, would not be required to register as an investment company under the 1940 Act.[10]

Face-Amount Certificates

You contend that the interests in the Plan do not constitute face-amount certificates within the meaning of section 2(a)(15) of the 1940 Act, and that Goldman Sachs is not required to register as an investment company under section 3(a)(1)(B) of the 1940 Act.[11] Section 3(a)(1)(B) of the 1940 Act defines an investment company as any issuer that "is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding." Section 2(a)(15) of the 1940 Act defines a "face-amount certificate," in relevant part, as including any:

> security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.

You contend that the Plan interests issued by Goldman Sachs do not constitute face-amount certificates. In particular, you contend that the amount of the payment obligations of Goldman Sachs under the Plan would not be stated or determinable because the amount would fluctuate based on the performance of the investment benchmarks. In addition, you state that the date upon which payment would be made would not be fixed or determinable because the date of payment would vary depending upon when an employee's employment with the Group is terminated, and may be less than twenty-four months after the date on which an employee

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[10] Cf. Diversified Energies, Inc. (pub. avail. Oct. 28, 1988) (the staff agreed not to recommend enforcement action if the company implemented a benefit restoration and salary deferral plan, that utilized a trust to hold plan assets, without registration as an investment company under the 1940 Act); The St. Paul Companies Incorporated (pub. avail. Feb. 25, 1988) (the staff agreed not to recommend enforcement action if the company operated a deferred compensation plan, that utilized a rabbi trust to hold plan assets, without registration as an investment company under the 1940 Act).

[11] You have not asked, and we take no position, regarding whether Goldman Sachs, or any Participating Employer, is an investment company under section 3(a)(1)(A) or (C) of the 1940 Act.

commences participation in the Plan. Based upon the facts and representations set forth in your letter, we agree that the interests in the Plan do not constitute face-amount certificates as defined in Section 2(a)(15) of the 1940.[12]

3(c)(1) Funds and 3(c)(7) Funds

Section 3(c)(1) of the 1940 Act excepts from the definition of investment company any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities. Section 3(c)(7) of the 1940 Act excepts from the definition of investment company any issuer, the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers,[13] and which is not making and does not at that time propose to make a public offering of such securities. As a result, 3(c)(1) funds and 3(c)(7) funds are not investment companies under the 1940 Act.

You state that Goldman Sachs or a Participating Employer may hedge its obligations to the participants by investing assets of Goldman Sachs or the Participating Employer in the 3(c)(1) funds and/or the 3(c)(7) funds that may serve as performance benchmarks under the Plan. If participants were deemed to be the beneficial owners of the securities of a 3(c)(1) fund or 3(c)(7) fund that are purchased by Goldman Sachs or a Participating Employer, the funds may be unable to rely upon the exceptions in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Specifically, if the participants are beneficial owners of a 3(c)(1) fund's securities, the fund may have more than 100 beneficial owners. Similarly, if the participants are owners of a 3(c)(7) fund's securities, the fund may have owners who do not meet the definition of qualified purchaser.

You contend that Goldman Sachs would be the beneficial owner of the securities of any 3(c)(1) fund, and the owner of the securities of any 3(c)(7) fund, that it purchased to hedge its obligations to the participants under the Plan. While the Plan would permit participants to select from a number of performance benchmarks designated by the Committee against which to measure the deferred compensation amounts to be paid by Goldman Sachs, you note that the Plan would not provide participants with the power to direct the Committee to actually make any particular investments under the Plan. You also state that Goldman Sachs would not establish any legally segregated account for an individual participant that is beyond the reach of the

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[12] Cf. Fleetwood Enterprises, Inc. (pub. avail. April 25, 1983) (the staff agreed not to recommend enforcement action if a company implemented a deferred compensation plan without registration as an investment company under the 1940 Act); The Milwaukee Co. (pub. avail. April 5, 1982) (the staff agreed not to recommend enforcement action if the company implemented a deferred compensation plan without registration as an investment company under the 1940 Act).

[13] Section 2(a)(51)(A) of the 1940 Act defines a "qualified purchaser," in relevant part, as any natural person who owns not less than $5 million in investments, and any person, acting for its own account or the accounts of other qualified persons, who in the aggregate owns and invests on a discretionary basis not less than $25 million in investments. Rule 2a-51 under the 1940 Act defines "investments" for purposes of Section 2(a)(51) of the 1940 Act.

creditors of the Group upon bankruptcy or insolvency. You contend further that participants would not be able to rely solely on the performance of the underlying 3(c)(1) funds or 3(c)(7) funds because the value of a participant's deferred compensation amount also may be affected by the creditworthiness of the Group. You state that, as a result, any investment made by Goldman Sachs would not be made solely as a result of the exercise of investment authority by the individual participants.

Based upon the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under Section 7(a) of the 1940 Act against the 3(c)(1) funds and the 3(c)(7) funds, which the Committee designates as performance benchmarks, if the 3(c)(1) funds and 3(c)(7) funds do not treat the participants as the beneficial owners and owners of their securities for purposes of Sections 3(c)(1) and 3(c)(7) of the 1940 Act, respectively.[14] Our position is based in particular upon your representations that: (1) none of Goldman Sachs, the Participating Employers, the Plan or the rabbi trust was, or would be, as applicable, formed for the purpose of investing in a particular 3(c)(1) or 3(c)(7) fund; (2) Goldman Sachs will act, or cause the Committee to act, in accordance with the "prudent man" standard set forth in Section 404(a)(1)(B) of ERISA in connection with the selection and retention of the performance benchmarks upon inclusion of any 3(c)(1) or 3(c)(7) fund as a performance benchmark; and (3) the Committee will not condition including any 3(c)(1) or 3(c)(7) fund as a performance benchmark under the Plan on the agreement, by or on behalf of a fund, to select or retain Goldman Sachs or any of its affiliates as a prime broker.[15] This response expresses our views on enforcement action only. Our position is based upon all of the facts and representations that are set forth in your letter. You should note that any different facts or representations may require a different conclusion.



Kathleen L. Knisely
Senior Counsel

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[14] Cf. H.E.B. Investment and Retirement Plan (pub. avail. May 18, 2001) (under certain circumstances, the participating employees in a retirement plan that invests in 3(c)(1) and 3(c)(7) funds may be the beneficial owners and owners of the securities that are held by the plan when the assets in a retirement plan generally are held for the benefit of the participants of the plan and are not available for the general creditors of the company); Cornish & Carey Commercial, Inc. (pub. avail. June 21, 1996) (under certain circumstances, the partners of a partnership that invests in a 3(c)(1) fund may be the beneficial owners of the securities that are held by the partnership because the partnership's assets are the property of its partners).

[15] Our position does not extend to any other provision of the 1940 Act. Cf. Investment Company Act Release Nos. 26164 (Aug. 20, 2003) (notice) and 26180 (Sept. 16, 2003) (order) (exempting Merrill Lynch Principal Protected Trust, et al. from, among other things, the prohibitions of section 17(d) of the 1940 Act in connection with certain types of principal protection arrangements).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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March 2, 2005

<u>VIA FEDERAL EXPRESS</u>

Mr. Douglas Scheidt, Esq.
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. Deferred Compensation Plan

Dear Mr. Scheidt,

On behalf of our client, The Goldman Sachs Group, Inc. ("Goldman Sachs"), we respectfully request that the Staff of the Division of Investment Management concur with our interpretation of the Investment Company Act of 1940, as amended (the "1940 Act"), as it applies to the proposed activities described below. In particular, we respectfully request that (1) the Staff concur with our view that the Goldman Sachs deferred compensation plan described below (the "Plan") will not be required to register as an "investment company" under the 1940 Act; and (2) the Staff not recommend enforcement action to the Securities and Exchange Commission under Section 7(a) of the 1940 Act against funds that are excepted from the definition of "investment company" by Section 3(c)(1) of the 1940 Act (a "3(c)(1) fund") and Section 3(c)(7) of the 1940 Act (a "3(c)(7) fund") that the Committee (as defined below) designates as investment benchmarks under the Plan, if the 3(c)(1) and 3(c)(7) funds do not treat the Plan participants as the beneficial owners and owners of their securities for purposes of Sections 3(c)(1) and 3(c)(7) of the 1940 Act, respectively. To facilitate your review of our request, we have enclosed seven copies of this letter.

I. BACKGROUND

Goldman Sachs is a leading global investment banking and securities firm that provides a wide range of services worldwide to a substantial and diversified client base. Goldman Sachs's activities are divided into two segments: Global Capital Markets, which includes its investment banking and trading and principal investments businesses, and Asset Management and Securities Services. Goldman Sachs is incorporated in Delaware and completed an initial public offering of its stock in the United States on May 7, 1999. Goldman Sachs's common stock is listed on the New York Stock Exchange. As of January 28, 2005, Goldman Sachs had 482,303,971 shares of its common stock outstanding.

Goldman Sachs has established deferred compensation plans (together, the "Plan") for certain employees of it and certain of its subsidiaries (subsidiaries whose employees will be eligible to participate in the Plan will be referred to herein as "Participating Employers" and the Participating Employers and Goldman Sachs will be collectively referred to herein as the "Group"). The Plan is intended to qualify in whole or in part as a "top hat" plan exempt from most provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in whole or in part as a deferred bonus arrangement exempt from ERISA and in whole or in part as a plan maintained outside the United States primarily for the benefit of non-resident aliens exempt from ERISA. The Plan will be operated at all times in a manner that complies with Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

The Plan operates as follows. Eligible employees of the Group are given the opportunity to request to defer up to a specified percentage of their annual bonuses or commissions. The amounts deferred will become part of the general assets of the Group, although, for record keeping purposes, a notional deferred compensation account will be established for each participant to reflect the amount owed to the participant under the Plan. Each participant's account will be credited with all contributions made by the participant to the Plan, adjusted for investment results as described in the next paragraph, and debited for distributions made from the account to the participant. In general, amounts in a participant's deferred compensation account, as adjusted for investment performance, will be paid to the participant only upon his termination of employment with the Group or at a fixed date in the future elected by the participant.

A committee under the Plan (the "Committee") designates various investment benchmarks under the Plan against which participants may measure the performance of their deferred compensation accounts. The Committee currently consists of four senior employees of Goldman Sachs. The Committee may change the investment benchmarks at any time. Under the Plan, Plan participants have no right to require the Committee to make any specific investment benchmarks available under the Plan at any time or to require the Committee to continue to include any particular investment as a benchmark. Plan participants will have the right initially to designate the measuring benchmark or benchmarks from the various options available under the Plan and to change the measuring benchmark or benchmarks on a periodic basis, which may be as frequently as daily. These investment benchmarks may be based on the performance of generally recognized investment indices (such as the S&P 500) or investment companies that are registered under the 1940 Act. The Committee proposes to include as investment benchmarks investment companies that are exempt from such registration by reason of Section 3(c)(1) or 3(c)(7) of the 1940 Act.[1]

Although the Plan will be operated as a "top hat" plan and/or as a deferred bonus plan and/or as a plan maintained outside the United States primarily for the benefit of non-resident aliens so that it is exempt from most or all provisions of ERISA, in connection with the selection and retention of investment benchmarks under the Plan, the Committee will act in accordance with the "prudent man" standard set forth in Section 404(a)(1)(B) of ERISA in connection with the selection and retention of investment benchmarks to be made available as measuring investments under the Plan, upon inclusion of any 3(c)(1) or 3(c)(7) fund as an investment benchmark. That is, the Committee will act "with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims." The prudent man standard set forth in Section 404(a)(1)(B) of ERISA governs the selection of the investment options by the investment committees of self-directed defined contribution plans subject to ERISA.

You may assume that none of Goldman Sachs, the Participating Employers or any "rabbi trust" established in connection with the Plan (as described more fully below) was or would be formed for the purpose of investing in a particular 3(c)(1) or 3(c)(7) fund. In addition, the Committee will not condition the inclusion of any hedge fund benchmark under the Plan on such hedge fund sponsor's agreement to select or retain Goldman Sachs or any of its affiliates as a prime broker.

Interests in the Plan are not transferable or assignable by the Plan participants, except that benefits may be paid to a participant's estate or beneficiaries upon the death of the participant to the extent permitted under the Plan. You may assume that the Plan participants will include persons who do not meet the definition of "qualified purchaser" that is set forth in Section 2(a)(51) of the 1940 Act.

Goldman Sachs may, in its sole discretion, elect to hedge its obligations and the obligations of the Participating Employers to the participants under the Plan, for example, by investing in the underlying benchmarks, by entering into notional principal contracts related to the underlying benchmarks, or by investing in corporate owned life insurance. However, Goldman Sachs is not required to hedge its exposure and, if it chooses to hedge its exposure by investing in the underlying benchmarks or any other investment opportunities, any investments made by Goldman Sachs will be assets of Goldman Sachs and will not belong to any particular participant. In addition, Goldman Sachs may, in its sole discretion, elect to establish a "rabbi trust" to hold any investments made as a hedge and from which benefits under the Plan may be

[1] Some of the 3(c)(1) and 3(c)(7) funds may be operated by subsidiaries of Goldman Sachs.

paid. "Rabbi trust" is a term applied to a modified grantor trust described in the published positions of the Internal Revenue Service and the Department of Labor. See Rev. Proc. 92-64 (1992-2 C.B. 422, 1992-33 I.R.B. 11) ("Rev. Proc. 92-64") in which the Internal Revenue Service published model provisions for use in executive compensation arrangements funded through "rabbi trusts." Pursuant to the model provisions, the assets in the trust would be available to satisfy the creditors of Goldman Sachs and/or a Participating Employer in the event of its bankruptcy or insolvency. The availability of the trust assets to the Group's general creditors would cause the Plan to be considered "unfunded" for purposes of ERISA and the Internal Revenue Code of 1986 (the "Code"). As a result, contributions to the trust would not be deductible by any member of the Group and trust income would not be taxable to the Plan or Plan participants. We have attached a copy of the model trust provisions published by the Internal Revenue Service in Rev. Proc. 92-64 to illustrate the manner in which assets contributed to a rabbi trust remain subject to the claims of creditors of the grantor.

The sole purpose of using a "rabbi trust" is to provide plan participants with some comfort that an employer cannot, on a whim, merely refuse to meet its contractual obligation to pay the deferred compensation benefit. The assets in the rabbi trust cannot be utilized by Goldman Sachs or the Participating Employers for general corporate purposes, although the assets would be subject to claims against Goldman Sachs and the Participating Employers in bankruptcy or insolvency. The trustee of the rabbi trust would pay benefits from the rabbi trust to a participant only upon receipt of appropriate and valid benefit claim form from a participant or instructions from Goldman Sachs or a Participating Employer. However, the participants at all times would remain unsecured general creditors of Goldman Sachs and the Participating Employers with respect to the funds held in the trust. These funds would remain subject to the claims of the creditors of Goldman Sachs and the Participating Employers upon their bankruptcy or insolvency because they are assets of Goldman Sachs or the Participating Employer. Goldman Sachs would remain obligated to pay all benefits under the Plan, whether or not a "rabbi trust" is established, whether or not funds are contributed to the trust and whether or not the trust invests in the benchmark investments; that obligation will be discharged to the extent that benefits are in fact paid from the trust.

II. DISCUSSION

1. The Plan is not an investment company required to be registered under the 1940 Act

Assuming for purposes of this letter that interests in the Plan constitute "securities" under the definition set forth in Section 2(a)(36) of the 1940 Act, we are of the opinion that neither Goldman Sachs nor the Plan is required to register as an investment company under the 1940 Act. This opinion is based on our conclusion that to the extent the Staff concludes that interests in the Plan may be deemed to be "securities," Goldman Sachs, and not the Plan or rabbi trust, should be deemed to be the issuer of these interests under Section 2(a)(22) of the 1940 Act. Goldman Sachs is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act. If the Plan or the rabbi trust is considered to be the issuer of the Plan interests, each of the Plan or rabbi trust might be viewed as an investment company because investment securities would constitute more than 40% of its total assets. In our view, neither the Plan nor any rabbi trust formed in connection with the Plan is subject to registration under the 1940 Act because, for the reasons set forth in a series of no-action letters issued by the Staff, neither the Plan nor the rabbi trust constitutes a separate "issuer" as that term is defined in Section 2(a)(22) of the 1940 Act. See, e.g., The St. Paul Companies Incorporated (pub. avail. Feb. 25, 1988); First Boston Risk Capital Units Plan (pub. avail. Feb. 16, 1988); Wells Fargo & Co. Supplemental Benefits Plan (pub. avail. May 5, 1986); Monsanto Company (pub. avail. April 10, 1985); The Milwaukee Company (pub. avail. May 10, 1982). To the extent that securities are deemed to be issued in connection with the Plan, the issuer is Goldman Sachs, an entity excluded from the definition of "investment company" under the 1940 Act and therefore not subject to registration under the 1940 Act.

We believe that the Plan, without the establishment and maintenance of the "rabbi trust," is not a separate issuer from Goldman Sachs. The rationale articulated by the Staff in the favorable response given in a series of no-action letters involving excess benefit plans and/or deferred compensation arrangements supports our conclusion that Goldman Sachs, and not the Plan, should be deemed to be the issuer to the extent any interests may be deemed to be issued under the Plan. For example, in granting no-action relief to The Milwaukee Company, the Staff noted that employees participating in the deferred compensation plan to be implemented by The Milwaukee Company were unsecured creditors of The Milwaukee Company and, accordingly, had no interest in any pool of securities. As a result, the Staff concluded that The Milwaukee Company, not the deferred compensation plan established by The Milwaukee Company, should be deemed to be the issuer of the obligations arising under the deferred compensation plan. See The Milwaukee Company (pub. avail. May 10, 1982). The Staff reiterated this position in Comdisco, Inc. (pub. avail. Oct. 25, 2000). In analogizing the issues raised in connection with the issuance of tracking stock to those raised in the context of unfunded employee benefit arrangements, the Staff noted that, in the context of deferred compensation arrangements, the Staff had agreed not to require registration as an investment company of an unfunded employee benefit plan when: (1) the plan would allow employees to invest their own capital; (2) employees' investments could be used for general corporate purposes and need not be invested in risk capital investments; and (3) the plan would not grant employees a property interest in any particular assets, but only the rights of an unsecured creditor of the employer. (See Comdisco, Inc. (citing First Boston Risk Capital Units Plan (pub. avail. Feb. 16, 1988)).

The Plan operates in a manner similar to the arrangements described in The Milwaukee Company and First Boston. As discussed above, amounts deferred under the Plan enjoy no special protection and are no more secure from the claims of the Group's general creditors than are any other assets of the Group. Participants in the Plan must rely on the unsecured promise of the Group, rather than on any assets segregated under the Plan, for the enforcement of any claim that might arise in connection with the operation of the Plan. The Plan has no assets and is not a distinct entity from the Group. In the event that the Group does not satisfy its obligations to participants under the Plan, participants will have recourse against the Group.

We do not believe that the establishment and maintenance of a "rabbi trust" would affect the conclusion above. We are aware that the Staff (and at least one federal court) has taken the position that under certain circumstances a company otherwise exempt from registration under the 1940 Act could establish a separate fund that would be treated as an issuer not entitled to the sponsoring company's exemption from registration under the 1940 Act. See, e.g., In the Matter of the Prudential Insurance Company of America, Investment Company Act Release No. 3620, 41 SEC 335 (1963), aff'd, Prudential Ins. Co. v. Securities and Exchange Comm., 326 F.2d 383 (3rd Cir. 1964), cert. denied, 377 U.S. 953 (1964). In Prudential, the Third Circuit affirmed the Staff's ruling that where an insurance company issued variable annuity contracts to its customers, it created and managed a separate investment company subject to registration under the 1940 Act. The Third Circuit explained its holding in Prudential, stating that "the Investment Fund is a completely segregated account, devoted to investing in securities. The cash for these investments is derived from payments made by the purchaser of the variable annuity contract. Though the proceeds of the fund are held for the sole benefit of the annuitant, it is this fund, and no other entity, in which he has an interest." In restating the rationale of Prudential in a no-action letter issued to Comdisco, the Staff explained that a separate issuer may exist within an operating company if: "(i) the operating company causes interests to be issued in a pool of assets that is legally segregated from the company's other assets; (ii) the assets in the pool are held primarily for the benefit of the interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the operating company."

The elements of this test do not appear to be applicable to the Plan in the same way as they applied to Prudential. First, the assets in the "rabbi trust" (which might be deemed to be a pool of assets) are not legally segregated from the claims of the creditors of the Group, as compared to the separate accounts maintained by Prudential, which were beyond the reach of Prudential's creditors. Second, the benchmark investments and not the value of the assets in the trust are the measure of the Participant's benefits under the Plan. As mentioned above, Goldman Sachs is not required to establish the trust, is not required to make any contributions to the trust and is not required to make any particular investment in the trust; the benefits to the Participant will be unaffected by what Goldman elects to do. Third, Goldman Sachs remains fully obligated to pay any benefits that are not satisfied by payments from the trust. The Staff has previously concurred that the establishment of a rabbi trust in connection with a deferred compensation plan does not give rise to a separate issuer. See The St. Paul Companies Incorporated (pub. avail. Feb. 25, 1988). See also Diversified Energies, Inc. (pub. avail. Oct. 28, 1988), in which the Staff agreed not to recommend enforcement action where a company used a trust to hold plan assets in connection with the implementation of a benefit restoration and salary deferral plan without registering as an investment company under the 1940 Act.

We note that in several of the no-action letters addressing the question of whether a deferred compensation plan should constitute a separate "issuer" under the 1940 Act, the Staff has questioned whether the interests in the employee benefit plan at issue might be deemed to involve "face amount certificates of the installment type" referred to in Section 3(a)(1) of the 1940 Act. The amount of the payment obligations under the Plan is not stated or determinable, since the amount will fluctuate based on the performance of the investment benchmarks. In addition, the date upon which payment is to be made is not fixed or determinable, since the date of payment will vary depending upon when an employee terminates his or her employment with the Group, and may be less or more than 24 months after the date on which an employee commences participation in the Plan. As a result, and consistent with the Staff's position in prior no-action letters in this area, we believe that the interests in the Plan do not constitute face-amount certificates within the meaning of Section 2(a)(15) of the 1940 Act and that Goldman Sachs is not required to register as a face amount certificate company under Section 3(a)(1)(B) of the 1940 Act. See, e.g., Fleetwood Enterprises, Inc. (pub. avail. April 25, 1983).

2. Goldman Sachs should be the beneficial owner and the owner under Sections 3(c)(1) and 3(c)(7), respectively, of any benchmark investments made as a hedge of its obligations

As noted above, it is possible that certain investment benchmarks available under the Plan may be funds that are exempt from registration as investment companies by virtue of the exemption provided in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Section 3(c)(1) of the 1940 Act provides, in relevant part, that the term "investment company" shall not include "any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which does not presently propose to make a public offering of its securities." Section 3(c)(7) of the 1940 Act exempts from registration under the 1940 Act funds that are offered to "qualified purchasers." As also noted above, Goldman Sachs may decide, in its sole discretion, to hedge its obligations to participants under the Plan by investing assets of Goldman Sachs in the 3(c)(1) or 3(c)(7) funds. However, a 3(c)(1) or 3(c)(7) fund may be reluctant to permit Goldman Sachs to invest in such fund if Goldman Sachs is not able to represent that ownership by Goldman Sachs will not be deemed to be beneficial ownership or ownership by the Plan participants for purposes of Section 3(c)(1) or 3(c)(7) of the 1940 Act. For the reasons discussed below, we believe that if Goldman Sachs determines to hedge its obligations under the Plan by investing in any 3(c)(1) funds or 3(c)(7) funds, Goldman Sachs, and not the individual Plan participants, should be deemed to be the beneficial owner and owner of the interests in the 3(c)(1) fund and the 3(c)(7) fund.

First, with respect to the 3(c)(1) funds, we are aware that the Staff has previously considered the issue of a look-through under Section 3(c)(1) of the 1940 Act in the context of tax-qualified employee benefit plans, such as defined contribution plans. In a series of no-action letters requested in the context of defined contribution plans, the Staff of the Division of Investment Management has determined that in certain circumstances participants in the plan may be deemed to beneficially own the securities in which the defined contribution plan invests. For example, in The PanAgora Trust (pub. avail. April 29, 1994), the Staff concluded that it would consider a participant in a defined contribution plan who decides whether or how much to invest in a private investment company to be a beneficial owner of the company's securities. In reaching this conclusion, the Staff focused on the individualized nature of the plan participant's investment noting that a plan participant could direct the plan trustee to invest all or a portion of the participant's assets in specific investment alternatives some of which could consist entirely of a particular 3(c)(1) fund. This position was consistent with the position taken by the Staff of the Division of Corporation Finance that under Rule 501 of the Securities Act, participants in a defined contribution plan may be deemed to be the purchasers of securities for purposes of a sale of securities to the plan under the following circumstances: (1) the plan trust provides for segregated accounts for each participant; (2) the plan document provides the participant with the power to direct the trustee to make each particular investment to the extent of the participant's voluntary contribution to the plan and the portion of the employer contributions that have vested to the participant's benefit and (3) the particular investment was made pursuant to an exercise by the participant of power to direct the investments of his or her account in the plan trust.

We believe that the factual circumstances with respect to investment activities undertaken in the context of a deferred compensation arrangement such as the Plan are clearly distinguishable from the investment activities undertaken on behalf of plan participants in the context of defined contribution plans such as those described in PanAgora. First, as discussed above, Goldman Sachs will not establish any segregated accounts for the individual Plan participants under the Plan that are beyond the reach of the creditors of the Group upon bankruptcy or insolvency. In contrast, in a 401(k) plan like that in PanAgora, the assets in the plan must be in a separate trust beyond the reach of the employer's creditors. Second, participants will not be able to rely solely on the performance of the underlying 3(c)(1) funds, since the value of a participant's deferred compensation account also may be affected by the creditworthiness of the Group. In contrast, in a 401(k) plan like that in PanAgora, the return to the participant is unaffected by the employer's bankruptcy or insolvency. Third, while the Plan will permit participants to select from a number of investment benchmarks designated by the Committee against which to measure their deferred compensation accounts, the Plan does not provide participants (of course, excluding Participants who are members of the Committee) with the power to direct the Committee to actually make any particular investments under the Plan. Although Goldman Sachs may elect to hedge its obligations by investing in the benchmark investments and holding those investments in a rabbi trust, Goldman Sachs is not required either to make such investments or to hold them in a rabbi trust. As a result, any investments made by Goldman Sachs will not be made solely as a result of the exercise of investment authority exercised by the individual Plan participants. In contrast, in a 401(k) plan like that in PanAgora, the trustee is required to actually make the investment directed by the participant in the plan.

The operation of the Plan will be similar in certain key respects to an arrangement described in a no-action letter granted to MML Bay State. See MML Bay State (pub. avail. Sept. 9, 1992). In Bay State, a law firm organized as a partnership (the "Partnership") sought to purchase life insurance (the "Policies") on the lives of the partners through one or more divisions of a separate account (the "Separate Account") of Bay State. The Policies would be purchased with general assets of the Partnership, although it was possible that the Policies would be transferred to a rabbi trust maintained by the Partnership as part of its deferred compensation plan. Bay State had the right to designate an independent investment manager to manage the Separate Account, and the Partnership would have no right or opportunity to change the designation of investment objectives or manager. The Separate Account was not registered as an investment company under the 1940 Act by virtue of the exemption provided by Section 3(c)(1) of the 1940 Act. Bay State sought the concurrence of the Staff that, for purposes of the 1940 Act, interests in the Separate Account would be deemed to be owned by the Partnership and there would not be a look through resulting in beneficial ownership by the individual partners. In agreeing that ownership in the Separate Account would not be attributed to the individual partners, the Staff focused on the representations made by Bay State that (1) the policies at issue were assets of the Partnership and subject to the claims of the Partnership's general creditors; (2) the partners were not permitted to take part in the conduct or control of the Separate Account; (3) the partners did not have the right to vote on the election or removal of the Separate Account's investment manager; (4) the partners would not be able to borrow against their interests in the Policies or dispose of the Policies in any way and (5) the Partnership was not formed for the purpose of investing in the 3(c)(1) entities at issue and had substantial business activities outside of its investment in the Separate Account.

The participants in the Plan are in a similar position to the individual partners in Bay State. As discussed in detail, in order to obtain beneficial tax treatment, amounts deferred by participants under the Plan will at all times be available to satisfy the claims of creditors of one or more members of the Group in the event of bankruptcy or insolvency. Participants will not have the right to appoint the members of the Committee that selects the investment benchmarks available under the Plan, nor will they have the right to direct Goldman Sachs to hedge its obligations under the Plan by investing in any particular investment benchmark. Further, participants in the Plan will not have the right to transfer, assign or otherwise encumber their interests in the Plan, except that a participant's benefits may be paid to his or her estate or beneficiaries upon death, to the extent permitted under the Plan.

With respect to the 3(c)(7) funds, for the reasons set forth above respecting Section 3(c)(1), we believe that Goldman Sachs (to the extent it actually acquires interests in the funds) should be deemed the sole beneficial owner of any investments in the underlying investment benchmarks, whether such investments are held by Goldman Sachs or the rabbi trust, and that the status of the individual Plan participants as "qualified purchasers" should not be relevant to an investment by Goldman Sachs in the underlying benchmark funds for purposes of Section 3(c)(7). In the context of employee plans, the Staff has interpreted Sections 3(c)(1) and 3(c)(7) in a similar manner. See The Standish, Ayer & Wood, Inc. Stable Value Group Trust (pub. avail. Dec. 28, 1995); H.E.B. Investment and Retirement Plan (pub. avail. May 18, 2001).

* * * *

For the reasons set forth above, we hereby seek assurance that the Staff concur with our view that the Plan is not required to register as an "investment company" under the 1940 Act. We also seek assurance that the Staff will not recommend enforcement action to the Securities and Exchange Commission under Section 7(a) of the 1940 Act against 3(c)(1) funds and 3(c)(7) funds that the Committee designates as investment benchmarks under the Plan, if the 3(c)(1) and 3(c)(7) funds do not treat the Plan participants as the beneficial owners and owners of their securities for purposes of Sections 3(c)(1) and 3(c)(7) of the 1940 Act, respectively.

If the Staff is not inclined to issue the requested letter, we would appreciate the opportunity to discuss the matter with you, either telephonically or in person. Please direct any questions concerning this letter to me at 212-225-2410.

Sincerely,



A. Richard Susko

Enclosures

cc: Alan S. Wilmit, Esq.
Goldman, Sachs & Co.